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AUG 25 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provasi Capital Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15601 Dallas Parkway, Suite 600
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett Bruce Sumner Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Provasi Capital Partners LP, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA PERKINS NOTARY PUBLIC STATE OF TEXAS EXPIRES 02-19-2018

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PROVASI

CAPITAL PARTNERS

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED JUNE 30, 2016

PROVASI CAPITAL PARTNERS LP

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Provasi Capital Partners LP

We have audited the accompanying statement of financial condition Provasi Capital Partners LP (the "Company") as of June 30, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provasi Capital Partners LP as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Provasi Capital Partners LP's financial statements. The information in Schedule I is the responsibility of Provasi Capital Partners LP's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 18, 2016

PROVASI CAPITAL PARTNERS LP
Statement of Financial Condition
June 30, 2016

ASSETS

Cash	$ 967,590
Prepaid expenses	1,008
Concession receivable	2,160
	$ 970,758

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Commissions payable	$ 48,133
State income taxes payable	3,710
Accrued expenses	3,136
Due to related party	255,788
	310,767
Partners' capital	659,991
	$ 970,758

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Operations
For the Year Ended June 30, 2016

Revenues	
Concession income	$ 9,303,045
Interest income	748
	9,303,793
Expenses	
Regulatory fees and expenses	124,339
Registered representative compensation	8,499,426
Occupancy and equipment costs	2,400,000
Other expenses	301,421
	11,325,186
Net loss before taxes	(2,021,393)
Provision for state income taxes	1,233
Net loss	$ (2,022,626)

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Changes in Partners' Capital
For the Year Ended June 30, 2016

	General Partner	Limited Partner	Total
Balances at June 30, 2015	$ 682	$ 681,935	$ 682,617
Capital contributions	2,000	1,998,000	2,000,000
Net loss	(2,022)	(2,020,604)	(2,022,626)
Balances at June 30, 2016	$ 660	$ 659,331	$ 659,991

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities	
Net loss	$(2,022,626)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Decrease in prepaid expenses	1,728
Increase in concession receivable	(2,140)
Decrease in commissions payable	(49,057)
Decrease in due to related party	(75,747)
Increase in state income taxes payable	1,233
Decrease in accrued expenses	(1,001)
Net cash provided (used) by operating activities	(2,147,610)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	2,000,000
Net cash provided (used) by financing activities	2,000,000
Net decrease in cash	(147,610)
Cash at beginning of period	1,115,200
Cash at end of period	$ 967,590

The accompanying notes are an integral part of these financial statements.

PROVASI CAPITAL PARTNERS LP
Notes to Financial Statements
June 30, 2016

Note 1 - Summary of Significant Accounting Policies

Provasi Capital Partners LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. On October 02, 2015, the Partnership changed its name from Behringer Securities LP. The Partnership consists of a managing general partner and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. Also, the general partner will determine the amounts and the timing of any distributions. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Addison, Texas.

Concessions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA").

Substantially all of the Partnership's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by affiliated Alternative Investment programs. Revenue is recognized after acceptance of orders by the affiliated entities.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that Partnership will recognize revenue when it transfers promised goods or service to customers in an amount that reflects consideration to which the Partnership expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows either full retrospective or modified retrospective adoption. The ASU will be effective commencing with Partnership's year ending June 30, 2019. The Partnership is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2- Net Capital Requirements, continued

At June 30, 2016, the Partnership had net capital of approximately $658,983 and net capital requirements of $25,000. The Partnership's ratio of aggregate indebtedness to net capital was .47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to four years from date of filing.

Note 5 - Related Party Transactions

The Partnership and its general partner are members of a group of affiliated entities that are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership has an office and administrative services agreement with a related party which provides office space, office facilities and administrative help. The Partnership agreed to reimburse the related party $2,400,000 for such services for the year ended June 30, 2016. The Partnership also reimbursed $1,228,255 to the same related party for commissions paid registered representatives for the year ended June 30, 2016. The Partnership owes the related party $55,168 as of June 30, 2016 as it pertains to registered representatives commissions.

Note 6 - Concentrations

At June 30, 2016 and at various times throughout the year, the Partnership had cash balances in excess of federally insured limits. The Partnership regularly monitors the financial stability of these financial institutions and believes that the Partnership is not exposed to any significant credit risk.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of June 30, 2016

Schedule I

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 659,991
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,008
Net capital	$ 658,983

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Commissions payable	$ 48,133
State income taxes payable	3,710
Accrued expenses	3,136
Due to related party	255,788
Total aggregate indebtedness	$ 310,767

Schedule I (continued)

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 20,718
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 633,983
Excess net capital at 1000%	$ 627,906
Ratio: Aggregate indebtedness to net capital	.47 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Provasi Capital Partners LP

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Provasi Capital Partners LP's identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which Provasi Capital Partners LP claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Provasi Capital Partners LP stated that Provasi Capital Partners LP met the identified exemption provision throughout the most recent fiscal year without exception. Provasi Capital Partners LP's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Provasi Capital Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 18, 2016

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Provasi Capital Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, solely to assist you and the other specified parties in evaluating Provasi Capital Partners LP's (the Company) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited From X-17A-5 (FOCUS Report) for the year ended June 30, 2016 with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no adjustments reported in either Form SIPC-7 or supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and,

MOSS-ADAMS LLP

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
August 18, 2016